FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

October 28, 2003

DATAMIRROR CORPORATION
(Registrant’s name)

3100 Steeles Avenue East, Suite 700
Markham, Ontario, Canada   L3R 8T3
(Address of principal executive offices)

            Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                                    Form 20-F                   X                                 Form 40-F

            Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes                                                                  No                   X

Documents Included as Part of this Report

No.                              Document

1.                                 Press Release dated October 28, 2003.

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

October 28, 2003

                                                                                                DATAMIRROR CORPORATION

                                                                                                By: /s/ Peter Cauley
                                                                                                 Peter Cauley
                                                                                                Chief Financial Officer